July 10, 2014

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Kevin L. Vaughn, Accounting Branch Chief

Re:	Unilife Corporation
Form 10-K for Fiscal Year Ended June 30, 2013
Filed September 13, 2013
Form 10-Q for Fiscal Quarter Ended March 31, 2014
Filed May 12, 2014
Response Letter Dated June 16, 2014
File No. 001-34540

Dear Mr. Vaughn:

This letter is being submitted in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated June 16, 2014 (the “Fourth Comment Letter”), in response to our letter, dated May 16, 2014 (the “Company’s Third Response”), in response to your letter, dated April 22, 2014 (the “Third Comment Letter”), in response to our letter, dated April 4, 2014 (the “Company’s Second Response”), in response to your letter, dated March 14, 2014 (the “Second Comment Letter”), in response to our letter, dated February 21, 2014 (the “Company’s Initial Response”), in response to your letter, dated January 31, 2014 (the “Initial SEC Comment Letter”), in connection with Unilife Corporation’s (the “Company”) Form 10-K for Fiscal Year Ended June 30, 2013, filed September 13, 2013 (the “Form 10-K”), Form 10-Q for Fiscal Quarter Ended September 30, 2013, filed November 12, 2013 (the “First Quarter Form 10-Q”), Form 10-Q for Fiscal Quarter Ended December 31, 2013, filed February 10, 2014 (the “Second Quarter Form 10-Q”) and Form 10-Q for the Fiscal Quarter Ended March 31, 2014, filed May 12, 2014 (the “Third Quarter Form 10-Q”).

For your convenience, the Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Fourth Comment Letter. Each of the comments from the Fourth Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Form 10-K, the First Quarter Form 10-Q, the Second Quarter Form 10-Q or the Third Quarter Form 10-Q, as applicable. All page number references in Company’s responses are to page numbers in the Form 10-K, the First Quarter Form 10-Q, the Second Quarter Form 10-Q or the Third Quarter Form 10-Q, as applicable.

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

July 10, 2014

Form 10-K for Fiscal Year Ended June 30, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Critical Accounting Policies and Estimates , page 31

Consolidated Statements of Operations and Comprehensive Loss, page 44

1.	In future filings please revise your critical accounting estimates disclosures to discuss the valuation of your property, plant and equipment. Your disclosures should describe the evaluation of the recoverability of the recorded asset value, including a discussion of the key assumptions and judgments made in that evaluation. You should also discuss the susceptibility of those assumptions and judgments to change and the potential impact of any change. For example, you should describe any reliance you are placing on future sales growth, the basis for those projections, reasonably possible events and circumstances that could cause your actual sales growth to differ in amount or timing from your projections and how that could impact your evaluation of the recoverability of your long-lived assets. Provide a sample of your proposed disclosures in your response.

We acknowledge the Staff’s comment and respectfully advise that we will provide the requested disclosure in future filings. A sample of our proposed disclosure is as follows:

The Company evaluates the recoverability of the recorded value of long-lived assets periodically to determine if facts and circumstances exist that would indicate that the assets might be impaired or that the useful lives should be modified. As part of this valuation the Company develops projections of undiscounted future cash flows of the asset group. These projections include assumptions of future sales growth and profitability based on contracts entered into with customers as well as future contracts to be entered into based on the current discussions and negotiations with potential new and existing customers. Sales projections are based on assumptions including a transition in the market toward patient self-administration of injectable therapies as well as transitions in the market toward biological-based drugs in the pharmaceutical industry development pipeline. The Company’s future sales could also be impacted by the Company’s ability to obtain new and retain existing customers, the timing and extent of the customers’ drug development activities as well as the regulatory approval process, drug efficacy and industry acceptance of injectable therapies. If the Company’s future sales or its projections of future sales are impacted by any one or more of the preceding factors, we will reassess the recorded value of the long-lived assets. If impairment is indicated, an adjustment will be made to reduce the carrying amount of these assets to their fair value.

Unilife Corporation

250 Cross Farm Lane, York PA 17406 T + 1 717 384 3400 F + 717 384 3401 E info@unilife.com W www.unilife.com

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

July 10, 2014

Consolidated Statements of Operations and Comprehensive Loss, page 44

2.	We note in your response to prior comment 1 in our letter dated April 22, 2014 that you state that “the [c]ompany incurs costs in connection with its development arrangements that are not readily distinguishable from the rest of its ongoing research and development expenses.” In future filings, please provide a detailed discussion of what expenses you include and do not include in cost of product sales. Provide a sample of your proposed disclosures in your response.

We acknowledge the Staff’s comment and respectfully advise that the Company will provide the requested disclosure in future filings. A sample of our proposed disclosure is as follows:

The Company includes the following expenses in cost of product sales: amounts paid for the cost of raw materials and component parts used to manufacture products for commercial sales to customers as well as direct labor expenses and manufacturing overhead expenses used in the commercial production process. Cost of product sales does not include any expense related to labor or overhead costs incurred on customization and development service arrangements, raw materials and components for these activities, and developing prototype products or samples used for various evaluation and related activities under customer contracts.

Notes to consolidated financial statements, page 47

Note 5. Property, Plant and Equipment and Construction-in-Progress, 59

3.	We note that you recognized revenue for the nine months ended March 31, 2014 of approximately $8 million. Additionally, we note that none of the revenues recognized during the nine months ended March 31, 2014 were from commercial product sales. Please tell us how this impacts and correlates to your impairment analysis for property, plant and equipment.

We acknowledge the Staff’s comment and respectfully advise that the Company’s projections of undiscounted cash flows include a blend of revenue from customization and development activities as well as commercial product sales. As customization and development activities are completed commercial product sales are expected to ramp up. Expectations of future commercial product sales included in the projections used for the Company’s impairment analysis are based on customer-specific information as well as market estimates relating to the anticipated drugs and therapies being targeted for use with the Company’s products.

Unilife Corporation

250 Cross Farm Lane, York PA 17406 T + 1 717 384 3400 F + 717 384 3401 E info@unilife.com W www.unilife.com

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

July 10, 2014

4.	Please tell us how your analysis of the recoverability of your property and equipment considers any capital expenditures that may be necessary to support any product sales that you project.

We acknowledge the Staff’s comment and respectfully advise that, as described in our response letter dated February 21, 2014, the Company’s projections of undiscounted cash flows used to evaluate the recoverability of property and equipment as of June 30, 2013 did not include capital expenditures necessary to support projected revenue as they were not considered to be significantly impactful on the overall analysis. The projections used to evaluate the recoverability of property and equipment, which were the projections submitted to the board at that time, were EBITDA projections. We recognized that they were incomplete in that they omitted capital expenditures but decided they were sufficient because they indicated sufficient headroom to cover anticipated capital expenditures, particularly considering that the primary asset of the asset group was the Company’s factory and headquarters building with an estimated useful life of 40 years. The Company had previously completed construction of the factory and it contained sufficient excess capacity relative to projected sales. In future projections, the Company will include capital expenditures that may be necessary to support projected product sales based on customer-specific information as well as market estimates relating to the anticipated drugs and therapies being targeted for use with the Company’s products.

Form 10-Q for the Quarter Ended March 31, 2014

Notes to Unaudited Consolidated Financial Statements, page 7

Note 3 – Summary of Significant Accounting Policies, page 8

Revenue Recognition, page 8

5.	We note your revised disclosures in response to prior comment 4 in our letter dated April 22, 2014. Please provide a sample and revise future filings to disclose a description of each milestone and related contingent consideration in accordance with paragraph 605-28-50-2.b. of the FASB Accounting Standards Codification.

We acknowledge the Staff’s comment and respectfully advise that the Company will provide the requested disclosure in future filings. A sample of our proposed disclosure is as follows:

The Company recognized $0.4 million and $2.9 million of revenue during the three and nine months ended March 31, 2014, respectively on the milestone basis as follows:

The Company recognized $0.1 million and $1.3 million of revenue during the three and nine months ended March 31, 2014, respectively, pursuant to a clinical supply agreement with a customer related to milestones that were completed during the respective periods (primarily relating to the development of devices to be used by the customer for compatibility testing and

Unilife Corporation

250 Cross Farm Lane, York PA 17406 T + 1 717 384 3400 F + 717 384 3401 E info@unilife.com W www.unilife.com

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

July 10, 2014

other development, testing and verification activities). This agreement provides for the customization of a drug delivery system to be used in combination with the customer’s product candidate in a clinical trial. This agreement provides for payments to be made upon the completion of agreed-upon milestones, as follows:

•	$0.4 million for development of devices to be used by the customer for compatibility testing;

•	$0.1 million for certain development and testing activities;

•	$0.6 million for development, testing and verification activities;

•	$0.1 million for development of testing materials;

•	$0.2 million for qualification and software programming activities; and

•	$0.1 million for certain support and testing activities.

The Company recognized $0 and $0.8 million of revenue during the three and nine months ended March 31, 2014, respectively, pursuant to a customization and commercial supply agreement with a customer related to milestones that were completed during the respective periods (relating to the customization and supply of devices for compatibility and initial evaluation testing). This agreement provides for the development and future supply of customized component parts for the customer to use in a drug-device combination product. This agreement provides for payments to be made during the development period based on completion of agreed-upon milestones, as follows:

•	$0.8 million for customization and supply of devices for compatibility and initial evaluation testing;

•	$0.8 million for supply of devices for regulatory filings; and

•	$0.2 million for certain services supporting the customer’s regulatory approval process.

The Company recognized $0.2 million and $0.7 million of revenue during the three and nine months ended March 31, 2014, respectively, pursuant to a materials transfer agreement with a customer related to milestones that were completed during the respective periods (relating to customization activities, supply of testing materials and device design requirements). This agreement provides for certain materials and related services to the customer as determined under the agreement. This agreement expires upon completion of the services and provides for payments to be made upon completion of agreed-upon milestones, as follows:

•	$0.4 million for supply of testing materials;

Unilife Corporation

250 Cross Farm Lane, York PA 17406 T + 1 717 384 3400 F + 717 384 3401 E info@unilife.com W www.unilife.com

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

July 10, 2014

•	$0.1 million for device design requirements;

•	$0.2 million for customization activities;

•	$0.2 million for customization activities; and

•	$0.1 million for device testing activities.

The Company recognized $0.1 million and $0.1 million of revenue during the three and nine months ended March 31, 2014, respectively, pursuant to a collaborative research agreement with a customer related to milestones that were completed during the respective periods (relating to the customization and supply of devices for evaluation and user study purposes). This agreement provides for certain materials and related services to the customer as determined under the agreement. This agreement expires upon completion of the services and provides for payments to be made upon completion of agreed-upon milestones, as follows:

•	$0.1 million for customization and supply of devices for evaluation and user study purposes; and

•	$0.2 million for customization and supply of devices for customer R & D activities.

Note 7 – Long-term Debt, page 13

Term Loan, page 13

6.	Please tell us the authoritative guidance you relied on in order to account for the Credit Agreement and Royalty Agreement as two separate units and how such guidance applies to these contracts. Additionally, please explain to us how you determined the relative fair value of each of these agreements.

We acknowledge the Staff’s comment and respectfully advise that the Company considered the guidance in ASC 480-10-20 (par. D1 of FAS 150) in order to account for the Credit Agreement and Royalty Agreement as two separate units. The guidance states that for a financial instrument to be considered “freestanding”, it must be (a) legally detachable, and (b) separately exercisable.

The Credit Agreement provides that “th[e] [a]greement shall be binding upon and shall inure to the benefit of the parties [t]hereto and their respective successors and assigns; provided that the [b]orrower may not, directly or indirectly, assign or transfer its rights or obligations [t]hereunder without the consent of the [l]ender; provided, further, that the [l]ender may not, directly or indirectly, assign or transfer its rights or obligations [t]hereunder or under the other [l]oan [d]ocuments to a Restricted Assignee (as defined in the Credit Agreement) or any person that controls a Restricted Assignee without the prior written consent of the [b]orrower, not to be

Unilife Corporation

250 Cross Farm Lane, York PA 17406 T + 1 717 384 3400 F + 717 384 3401 E info@unilife.com W www.unilife.com

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

July 10, 2014

unreasonably withheld or delayed, except such consent shall not be required in the case that an [e]vent of [d]efault has occurred and is continuing.” This assignment of the debt to anybody except a Restricted Assignee or any person that controls a Restricted Assignee does not require Company approval and there is no restriction on the timing of such transfer.

The Credit Agreement is also separately exercisable from the Royalty Agreement as noted in Section 1.2 of the Royalty Agreement which states that “[i]n the event that the Credit Agreement terminates (in accordance with its terms or otherwise) prior to the expiration of the [term of the Credit Agreement], terms used [t]herein and defined in the Credit Agreement (as in effect immediately prior to such termination) shall continue to be used [t]herein without regard to such earlier termination of the Credit Agreement (as if such agreement remained in full force and effect).” Further, if the Company was to exercise the buy-out option per section 2.6 of the Royalty Agreement, the terms of the Credit Agreement would continue in perpetuity until the maturity term is satisfied either naturally or by acceleration, or, if the amounts borrowed under the Credit Agreement are repaid, the terms of the Royalty Agreement would continue until its provisions are satisfied.

Based on the discussion above, we believe the contracts are legally detachable and separately exercisable and therefore would be considered freestanding financial instruments.

Additionally, consideration was given to the literature concerning when debentures and warrants should be combined for accounting purposes when they were entered contemporaneously with the same participants. ASC 815-10-15-8 (DIG Issue K1) states that if two or more separate transactions may have been entered into in an attempt to circumvent the provisions of ASC 815 (FAS 133), the following indicators should be considered in the aggregate and, if present, should cause the transactions to be viewed as a unit and not separately:

1)	The transactions were entered into contemporaneously and in contemplation of one another.

2)	The transactions were executed with the same counterparty (or structured through an intermediary).

3)	The transactions relate to the same risk.

4)	There is no apparent economic need nor substantive business purpose for structuring the transactions separately that could not also have been accomplished in a single transaction.

Although the Company notes that the first two criteria are met, it does not believe that the third criteria is met as the risks associated with the Credit Agreement are interest rates and issuer credit worthiness, and the risk associated with the Royalty Agreement is a commercial risk in that royalty payments are subject to the Company generating material future sales. The Company also does not believe the fourth criterion is met because the goal of the Credit

Unilife Corporation

250 Cross Farm Lane, York PA 17406 T + 1 717 384 3400 F + 717 384 3401 E info@unilife.com W www.unilife.com

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

July 10, 2014

Agreement is to allow the Company to increase their liquidity to fund their operations while the goal of the Royalty Agreement is to serve as an anti-dilution protection for the Company’s existing shareholders by not attaching an “equity kicker” to the transaction. As a result, a substantive business purpose exists for structuring the transactions separately. Therefore, when the four criteria in ASC 815-10-15-8 (DIG Issue K1) are considered in aggregate along with the fact that the instruments are legally detachable and separately exercisable and the fact that the contracts were not entered into in an effort to circumvent ASC 815 (FAS 133) nor did they actual circumvent the literature, the Company believes that the Credit Agreement and Royalty Agreement are separate transactions that should be accounted for as two separate units.

Additionally, the Company considered the following guidance in determining the relative fair value of each of the agreements:

ASC 470-20-25-2 (par. 16 of APB 14) indicates that the proceeds of debt instruments issued with detachable stock purchase warrants should be allocated between the debt instrument and additional paid-in capital on a relative fair value basis. ASC 470-20-30-5 and ASC 470-20-55-11 through 55-12 (Issue 1 of EITF00-27) also indicates that an issuer should allocate the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detached warrants) on a relative fair value basis and provides an example of convertible debt issued with equity-classified warrants. Neither ASC 470-20-25-2 (APB 14) nor ASC 470-20-30-5 and ASC 470-20-55-11 through 55-12 (EITF 00-27) provides specific guidance on the allocation of proceeds between a debt or equity instrument and other freestanding financial instruments when those other instruments are classified as assets or liabilities and marked to fair value during each period with changes in fair value reported in earnings.

In practice, for financing transactions that include debt or equity instruments and other freestanding financial instruments that are recorded at fair value, each period with changes in fair value recorded in earnings, issuers generally record the freestanding “mark-to-fair value” instrument at its initial fair value, with the residual proceeds allocated to the debt or equity instrument.

The Company engaged an independent valuation specialist to perform a calculation of the fair value for the Royalty Agreement. The independent valuation specialist used the discounted cash flow methodology under the income approach to determine the fair value of the Royalty Agreement. As such, the Company has concluded that initial allocation of proceeds received should first be applied to the Royalty Agreement to record them at fair value based on the results of the independent valuations specialist. The Company has further concluded that remaining proceeds received by the Company should be allocated to the Credit Agreement.

Unilife Corporation

250 Cross Farm Lane, York PA 17406 T + 1 717 384 3400 F + 717 384 3401 E info@unilife.com W www.unilife.com

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

July 10, 2014

7.	We note the Royalty Agreement does not provide for an amount borrowed from the lender. Please tell us how and when you will recognize interest expense for this agreement, given the guidance of Subtopic 835-30 of the FASB Accounting Standards Codification.

We acknowledge the Staff’s comment and respectfully advise that the Company considered the guidance in FAS 159 which permits an entity to choose to measure any financial instruments and certain other items at fair value that are not currently required to be measured at fair value. As the Royalty Agreement is considered a sale of future revenue, the Company considered the guidance in EITF 88-18 which notes that the “liability recorded is a financial instrument” and determined that the Royalty Agreement is a financial instrument and is eligible for the fair value option. As such, the Company has elected the fair value option for recording the Royalty Agreement and will mark to market the changes in the fair value of the Royalty Agreement through the income statement each period.

8.	As a related matter, please tell us and disclose in future filings the term of the Royalty Agreement.

We acknowledge the Staff’s comment and respectfully advise that the Royalty Agreement has a term commencing on the closing date (March 12, 2014) and ending on the earlier of (i) the tenth anniversary of the closing date and (ii) the date of payment of the purchase price pursuant to the exercise of the put option by the lender or the exercise of the buy-out option by the Company.

We also confirm that in future filings, as applicable, the Company will disclose the term of the Royalty Agreement.

9.	You have disclosed that the Loan will be accreted to the face value over the term of the loan based on an effective interest rate of 17.5%. Please tell us how and when you will recognize the 6% repayment premium in your financial statements, given the guidance of Subtopic 835-30 of the FASB Accounting Standards Codification. Please further disclose your policy for interest expense in future filings and provide a sample of your proposed disclosures in your response.

We acknowledge the Staff’s comment and respectfully advise that the Company will recognize the 6% repayment premium in its financial statements over the term of the Credit Agreement in accordance with the effective interest method.

We also confirm that in future filings, as applicable, the Company will disclose its policy for interest expense. A sample of our proposed disclosure is as follows:

The Company recognizes interest expense in the income statement for all debt instruments using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating the interest expense over the relevant period. The effective interest rate is the rate that exactly discounts the estimated future cash

Unilife Corporation

250 Cross Farm Lane, York PA 17406 T + 1 717 384 3400 F + 717 384 3401 E info@unilife.com W www.unilife.com

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

July 10, 2014

payments through the expected life of the financial instrument to the net carrying amount of the financial liability. The application of the method has the effect of recognizing expense payable on the instrument evenly in proportion to the amount outstanding over the period to maturity or repayment. In calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument. The calculation takes into account all fees, including those for early redemption, between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts.

10.	We note that the Credit Agreement contains covenants relating to achieving minimum cash revenue targets at the end of each calendar year, maintaining minimum liquidity targets, the execution of certain customer agreements in form and substance satisfactory to lender within 90 days of closing and the retention of certain members of management. In future filings, please disclose whether you are in compliance with all the loan covenants in accordance with Topic 440 of the FASB Accounting Standards Codification.

We acknowledge the Staff’s comment and confirm that in future filings, as applicable, the Company will disclose whether it is in compliance with all the loan covenants in accordance with Topic 440 of the FASB Accounting Standards Codification.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 20

11.	You disclose that the term loan is expected to provide sufficient liquidity, and you discuss the scale-up of manufacturing in Exhibit 99.1 of Form 8-K filed May 14, 2014. Please discuss your material planned capital expenditures in this regard, and any known trends, events or uncertainties reasonably likely to have material future effects on your financial condition in future filings. Refer to Item 303(a)(2)(i) of Regulation S-K.

We acknowledge the Staff’s comment and confirm that in future filings, as applicable, the Company will disclose the Company’s material planned capital expenditures in this regard, and any known trends, events or uncertainties reasonably likely to have material future effects on its financial condition.

***********

Unilife Corporation

250 Cross Farm Lane, York PA 17406 T + 1 717 384 3400 F + 717 384 3401 E info@unilife.com W www.unilife.com

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

July 10, 2014

In responding to the Fourth Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, the First Quarter Form 10-Q, the Second Quarter Form 10-Q and the Third Quarter Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K, the First Quarter Form 10-Q, the Second Quarter Form 10-Q and the Third Quarter Form 10-Q; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your prompt attention to this letter responding to the Form 10-K, the First Quarter Form 10-Q, the Second Quarter Form 10-Q and the Third Quarter Form 10-Q and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (717) 384-3219.

Sincerely,

/s/ Dennis Pyers Dennis Pyers
Vice President, Controller and Interim Chief Financial Officer

cc:	Via E-Mail

Unilife Corporation
Alan Shortall

Pepper Hamilton LLP
Steven J. Abrams, Esq.

Unilife Corporation

250 Cross Farm Lane, York PA 17406 T + 1 717 384 3400 F + 717 384 3401 E info@unilife.com W www.unilife.com